CBL & Associates Properties, Inc.

CBL Center

2030 Hamilton Place Blvd., Suite 500

Chattanooga, TN 37421

October 5, 2022

Mr. Eric McPhee

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	CBL & ASSOCIATES PROPERTIES INC
Form 10-K for the year ended December 31, 2021
File No. 001-12494

On behalf of CBL & Associates Properties, Inc. (the “Company,” “our” or “we”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by email dated September 22, 2022. We have reproduced below the full text of the Staff’s comments in italics, each of which is followed by the Company’s corresponding response.

Form 10-K for the year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Combined Results, page 49

1.
We note that you have combined your results of operations for the predecessor and successor periods during 2021 throughout your MD&A, including, but not limited to, your discussions of results of operations and your calculation and discussion of your non-GAAP measures. Given that fresh-start financial statements prepared by entities emerging from Chapter 11 are, in effect, those of a new entity, and thus not comparable to prior period financial statements, please tell us how you determined this presentation was appropriate.

We acknowledge and agree with the Staff’s comment that fresh-start financial statements prepared by entities emerging from Chapter 11 are, in effect, those of a new entity, and thus not comparable to prior period financial statements. We considered this when determining the most appropriate manner to present management’s discussion and analysis of financial condition and results of operations in our Form 10-K for the year ended December 31, 2021.

We believed that reviewing the results of the period from November 1, 2021 through December 31, 2021 in isolation would not be useful in identifying trends in or reaching conclusions regarding our overall operating performance. Management believed that the key performance metrics such as revenue, NOI and FFO for the Successor period when combined with the Predecessor period provided meaningful comparisons to other periods and were useful in identifying current business trends.

In light of your comment, as well as our consideration of FRM 9220.8, we will no longer disclose or include in a table the combined results of the Successor and Predecessor periods of 2021 in future filings. The only subsequent filing where such Successor and Predecessor periods are relevant for comparative purposes will be our Form 10-K for the year ending December 31, 2022. We did not have any combined Successor and Predecessor periods disclosed or discussed in our interim March 31, 2022 and June 30, 2022 Form 10-Q filings. Additionally, there will not be any such combined disclosure or presentation of the combined Successor and Predecessor periods in the Form 10-Q for the quarter ended September 30, 2022.

Consolidated Financial Statements of CBL & Associates Properties, Inc.

Notes to Consolidated Financial Statements

Note 3 Fresh Start Accounting, page 93

2.
Please revise your disclosure in future filings to include more detailed information regarding your determination of the reorganization value, including all of the following:
•
The method or methods used to determine reorganization value and factors such as discount rates, tax rates, the number of years for which cash flows are projected, and the method of determining terminal value:
•
Sensitive assumptions – that is, assumptions about which there is a reasonable possibility of the occurrence of a variation that would have significantly affected measurement of reorganization value; and
•
Assumptions about anticipated conditions that are expected to be different from current conditions, unless otherwise apparent

Refer to ASC 852-10-50-7.

We acknowledge the Staff’s comment and confirm that in our Form 10-K for the year ending December 31, 2022, we will revise our disclosures to include additional information regarding our determination of reorganization value including the related assumptions that are responsive to the disclosures required by ASC 852-10-50-7 as set forth in the bulleted items in the Staff’s comment. The following presents the disclosure from Note 3. Fresh Start Accounting in our Form 10-K for the year ended December 31, 2021 under the subheading Reorganization Value that we intend to include in our Form 10-K for the year ending December 31, 2022, including the proposed additions shown in blackline format to highlight such additions for purposes of the Staff’s review.

Reorganization Value

Under ASC 852, the Successor determined a value to be assigned to the equity of the emerging entity as of the date of adoption of fresh start accounting. Based on the Company’s revised projections filed with the SEC on a Form 8-K on May 6, 2021, management and its investment bankers reassessed the value of the Company, resulting in an estimated range of shareholders’ equity between $50,000 and $550,000. The Company engaged third-party valuation advisors to assist the Company in their determination of a point estimate of equity value within the range.

Management concluded that the best point estimate of shareholders’ equity was $547,448, which resulted in $553,535 of total equity, including noncontrolling interest in the Operating Partnership. The Company engaged valuation experts to assist management in the allocation of such enterprise value to the assets and liabilities for financial reporting purposes. The Company estimated ~~the~~ enterprise ~~and corresponding equity~~ value ~~of the Company~~ using a discounted cash flow approach. In order to estimate enterprise value, the Company estimated cash flows over a five-year period plus a residual value calculated using a capitalization rate of 10% applied to the residual period cash flows, all of which were discounted to an estimated present value using the Company’s estimated weighted average cost of capital of 11%. The ~~was~~ estimated ~~by using a calculation of the present value of~~ future cash flows were based on financial projections utilized by the Company’s investment bankers in deriving the range of equity value. The fair value of mortgage and other indebtedness and the 10% senior secured notes were subtracted from and the balance of cash, cash equivalents and restricted cash was added to enterprise value to determine equity value. The fair value of mortgage and other indebtedness was estimated based on an analysis of collateral coverage, financial metrics and interest rate for each mortgage note payable relative to market rates (see below for a more detailed description). The most subjective and judgmental assumptions used in the determination of enterprise and equity value include the Company’s projected cash flows (projected revenues, operating expenses, capital expenditures and cash flows), capitalization and discount rates, and market interest rates for mortgage note payable obligations. ~~Management concluded that the best point estimate of shareholders’ equity was $547,448, which resulted in $553,535 of total equity, when including noncontrolling interest in the Operating Partnership. The Company engaged valuation experts to assist management in the allocation of such enterprise value to the assets and liabilities for financial reporting purposes.~~

The following table reconciles the enterprise value to the estimated fair value of the Successor’s common shares as of the Effective Date:

Enterprise value, less cash	$2,296,872
Less: Fair value of noncontrolling interest in consolidated subsidiaries	(6,087)
Enterprise value of the Company's interests, less cash	2,290,785
Plus: Cash, cash equivalents and restricted cash	330,282
Less: Fair value of mortgage and other indebtedness	(1,678,619)
Less: Fair value of 10% senior secured notes	(395,000)
Fair value of Successor total shareholders' equity	$547,448
Shares and units issued upon emergence	20,000,000
Per share value	$27.37

The following table reconciles the enterprise value to the reorganization value of the Successor’s assets to be allocated to the Company’s individual assets as of the Effective Date:

Enterprise value, less cash	$2,296,872
Plus: Cash, cash equivalents and restricted cash	330,282
Plus: Accounts payable and accrued liabilities	335,513
Reorganization value of Successor's assets	$2,962,667

The enterprise value and corresponding equity value are dependent upon achieving the future financial results set forth in the Company’s projections, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the financial projections, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond the Company’s control. Accordingly, the Company cannot assure that the estimates, assumptions, valuations or financial projections will be realized and actual results could vary materially.

We acknowledge that we are responsible for the adequacy of the disclosures in our filings with the Commission, notwithstanding any review, comments, action or absence of action by the Staff. We further acknowledge that Staff comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned or Andy Cobb in my absence at (423) 855-0001.

Sincerely,

/s/ Farzana Khaleel
Farzana Khaleel
Executive Vice President -
Chief Financial Officer and Treasurer